UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No. 2)1

Build-A-Bear Workshop, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

120076104

(CUSIP Number)

MR. DAVID L KANEN

KANEN WEALTH MANAGEMENT, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

(Name, Address of Telephone Number of Person

Authorized to Receive Notices and Communications)

September 18th, 2020

(Date of Event Which Requires Filing of This Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing the schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to the “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05551A109

1	NAME OF REPORTING PERSON PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,007
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,007

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP NO. 05551A109

1	NAME OF REPORTING PERSON KANEN WEALTH MANAGEMENT , LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 811,996
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 811,996

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 811,996
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 05551A109

1	NAME OF REPORTING PERSON DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,584
	8	SHARED VOTING POWER 811,996
	9	SOLE DISPOSITIVE POWER 52,584
	10	SHARED DISPOSITIVE POWER 811,996

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05551A109

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares previously purchased by Philotimo were purchased with working capital (which may, at any given time include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares previously purchased by KWM were purchased with funds for the accounts of its customers (which may, at any given time include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares previously purchased by Mr. Kanen were purchased with personal funds (which may, at any given time include margin loans made by brokerage firms in the ordinary course of business) in open market transactions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following.

On September 8th, David Kanen resigned from the Board of Directors of the Issuer.

Item 5.	Interest in the Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,591,553 Shares outstanding as of September 7th, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10th, 2020.

A.	Philotimo

(a)	As of the close of business on Sept. 22nd, 2020 Philotimo beneficially owned 10,007 Shares.

Percentage: Approximately <0.1%

(b)	1.	Sole power to vote or direct: 0
	2.	Shared power to vote or direct vote: 10,007
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 10,007

(c)	The transactions in the Shares by Philotimo made in the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	KWM

(a)	As of the close of business on September 22nd,, 2020, KWM beneficially owned 801,989 Shares. KWM, as the general partner of Philotimo, may be deemed to be the beneficial owner of the 10,007 Shares owned by Philotimo.

	Percentage: Approximately 5.2%

(b)	1.	Sole power to vote or direct: 0
	2.	Shared power to vote or direct vote: 811,996

CUSIP NO. 05551A109

	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 811,996

(c)	The transactions in the Shares by Philotimo made in the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Kanen

(a)	As of the close of business on Sept. 22nd, 2020, Mr. Kanen beneficially owned 52,584 Shares. Mr. Kanen, as the managing member of KWM, may be deemed to be the beneficial owner of the (i) 801,989 Shares owned by KWM and (ii) 10,007 Shares owned by Philotimo.

Percentage: Approximately 5.5%

(b)	1.	Sole power to vote or direct: 52,584
	2.	Shared power to vote or direct vote: 811,996
	3.	Sole power to dispose or direct the disposition: 10,007
	4.	Shared power to dispose or direct the disposition: 811,996

(c)	Mr. Kanen has not entered into any transactions in the Shares of the Issuer during the past sixty days.

KWM, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares directly owned by the other Reporting Persons. Each Reporting Person disclaims the beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 05551A109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: 09/22/2020

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP

By:	Kanen Wealth Management, LLC its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

CUSIP NO. 05551A109

SCHEDULE A

Schedule of Transactions in the Shares

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, llC

Sale of Common Stock	56,207	3.2651	08/21/2020
Sale of Common Stock	9,024	3.2510	08/22/2020

Philotimo fund, lp

Sale of Common Stock	525,000	3.4119	09/18/2020